UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Magnetek, Inc.

(Name of Subject Company)

Magnetek, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities)

Peter M. McCormick

President and Chief Executive Officer

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin 53051

(262) 783-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott S. Cramer Vice President, General Counsel and Corporate Secretary Magnetek, Inc. N49 W13650 Campbell Drive Menomonee Falls, Wisconsin 53051 (262) 783-3500	Patrick G. Quick Spencer T. Moats Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Magnetek, Inc., a Delaware corporation (the “Company,” “Magnetek,” “we,” “our” or “us”). The address of the principal executive offices of the Company is N49 W13650 Campbell Drive, Menomonee Falls, Wisconsin 53051, and its telephone number is (262) 783-3500.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the common stock, $0.01 par value, of the Company (the “Common Stock”). As of the close of business on August 3, 2015, 3,632,206 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and person filing this Schedule 14D-9, are set forth in “Item 1—Subject Company Information,” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Megatron Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a price of $50.00 per share, net to the seller thereof in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and the Letter of Transmittal for Employee Restricted Shares (as amended or supplemented from time to time, the “Letters of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letters of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 26, 2015 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following Purchaser’s acceptance for payment of shares of Common Stock in the Offer (the “Acceptance Time”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and the separate existence of Purchaser will cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The obligation of Purchaser to accept for payment or to pay for any shares of Common Stock tendered in connection with the Offer is subject to, among other conditions, the condition that there shall have been validly tendered (and not withdrawn), prior to the expiration of the Offer, that number of shares of Common Stock that, together with shares of Common Stock (if any) then owned by Purchaser or Parent, equals at least a majority of all then outstanding shares of Common Stock entitled to vote (the “Minimum Condition”).

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL (“Section 251(h)”), which, subject to certain statutory conditions, permits completion of the Merger without a vote of the Company’s stockholders upon the acquisition by Purchaser in the Offer of at least such percentage of the stock, and of each class or series thereof, of the Company that, together with the stock otherwise owned by Purchaser, absent Section 251(h), would be required to vote to adopt the Merger Agreement under the DGCL and the Company’s Certificate of Incorporation. Accordingly, if Purchaser consummates the Offer, the Merger will be effected without a vote of the Company’s stockholders in accordance with Section 251(h).

At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (i) held by the Company in treasury or owned by Parent or any direct or indirect wholly-owned subsidiary of Parent (including Purchaser) or the Company, which in each case will be cancelled and cease to exist, with no payment being made with respect thereto and (ii) held by stockholders who are entitled to and properly exercise appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, subject to any withholding of taxes required by applicable law. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Treatment of Shares, Options and Restricted Shares” below for a discussion of the treatment of restricted Common Stock and options to purchase Common Stock in the Merger. See also “Item 8—Additional Information—Appraisal Rights” below for a discussion of appraisal rights under the DGCL.

As a result of the Merger, the Company will cease to be a publicly traded company. This summary of the Merger Agreement does not, and any other summaries of provisions of the Merger Agreement contained herein do not, purport to be complete, and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The expiration date of the Offer is 12:00 midnight, New York City time, on September 1, 2015, subject to extension in certain circumstances set forth in the Merger Agreement or as required by applicable law.

As set forth in the Schedule TO, the address of Parent and Purchaser is 140 John James Audubon Parkway, Amherst, New York 14228 and their telephone number is (716)  689-5400.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company, Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms and is not intended to modify or supplement any factual disclosures about the Company in any public reports filed with the SEC by the Company. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Investors and stockholders are not third-party beneficiaries under the Merger Agreement.

Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which does not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement, dated April 2, 2015, and a Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015 (together, the “Confidentiality Agreement”). The summary of the Confidentiality Agreement contained in the Offer to Purchase is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, copies of which are filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors or Affiliates

Director and Officer Exculpation, Indemnification and Insurance

Under Section 145 of the DGCL (“Section 145”), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s Certificate of Incorporation (the “Company Charter”) provides that the Company is authorized to indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, the Company Charter provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of certain of the directors’ fiduciary duties to the Company. This provision in the Company Charter does not eliminate any director’s duty of loyalty to the Company or its stockholders or protect any director from liability (i) for acts or omissions not in good faith or involving intentional misconduct or the knowing violation of law, (ii) arising under Section 174 of the DGCL, or (iii) for any transaction from which the director derived an improper personal benefit.

The Company’s Amended and Restated Bylaws (the “Company Bylaws”) provide that the Company shall indemnify, to the fullest extent authorized by the DGCL, its directors and officers who were or are made a party or are threatened to be made a party to or are otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “Proceeding”), by reason of the fact that he or she is or was serving at the request of the Company against all expense, liability and loss (including attorney’s fees) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company Bylaws require the Company to advance expenses incurred in defending any Proceeding for which such right to indemnification is applicable in advance of its final disposition. The Company Bylaws also provide that the Company has the power to purchase and maintain insurance to protect itself and its directors, officers, employees and agents, whether or not the Company would have the power, according to the Company Bylaws, to indemnify such person under the DGCL. The Company currently maintains such insurance.

The parties to the Merger Agreement agreed to cooperate and use their reasonable best efforts to respond to and defend against any Proceeding in which any past and present director, officer or employee of the Company and its subsidiaries, including such persons who become directors, officers or employees prior to the Effective Time (collectively, the “Indemnified Persons”), is, or is threatened to be, made a party or a witness, in whole or in part, as a result of or relating to the Merger Agreement or the transactions contemplated thereby or such Indemnified Person’s status as a current or former director, officer or employee of the Company or any of its current or former subsidiaries (the “Indemnified Claims”).

After the Effective Time, Parent agreed, to an extent at least as favorable as the indemnification and advancement of expenses provisions contained in the constituent documents of the Company and its subsidiaries as of the date of the Merger Agreement, to indemnify and hold harmless each Indemnified Person in connection with all losses, claims, damages and liabilities to which an Indemnified Person may become subject arising out of any Indemnified Claim and to reimburse each Indemnified Person for expenses incurred in connection with any Indemnified Claim; provided, any Indemnified Person to whom expenses are advanced must, prior to such advancement, undertake to repay such advanced expenses if a court ultimately determines in a final nonappealable judgment that such Indemnified Person is not entitled to indemnification. If indemnification is sought, the Indemnified Person shall notify Parent of the Indemnified Claim; provided, however, that the failure to notify Parent shall not relieve Parent from any liability or obligation that it may have under Section 7.4 of the Merger Agreement or otherwise to such Indemnified Person except to the extent such failure materially prejudices Parent.

For a period of six years after the completion of the Merger, Parent agreed that the certificate of incorporation and bylaws of the Surviving Corporation would contain provisions at least as favorable with respect to exculpation, indemnification and advancement of expenses of Indemnified Persons for periods at or prior to the completion of the Merger than are currently set forth in the Company Charter and Company Bylaws. Parent also agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time in existence as of the date of the Merger Agreement in favor of the Indemnified Persons as provided in any indemnification agreements would be assumed by the Surviving Corporation in the Merger and continue in full force and effect in accordance with their respective terms.

Prior to the Effective Time, the Company agreed to cause the Surviving Corporation as of the Effective Time to obtain and maintain “tail” prepaid liability insurance policies that provide coverage for at least six years for the benefit of the Company’s directors and officers for events occurring prior to the completion of the Merger that is substantially equivalent to, and on the same terms as, the Company’s existing policy.

The parties to the Merger Agreement agreed that if Parent or the Surviving Corporation or their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, expressly assume the obligations under Section 7.4 of the Merger Agreement.

Tender Agreements

On July 26, 2015, in connection with the Merger Agreement, Fundamental Global Investors, LLC and certain of its affiliated funds (“Fundamental”), and each of the directors and executive officers of the Company, solely in its or his capacity as a stockholder of the Company (collectively, the “Supporting Stockholders”), entered into a letter agreement with Parent (collectively, the “Letter Agreements”) to tender shares of Common Stock beneficially owned by them into the Offer. The Supporting Stockholders collectively hold 431,640 outstanding unrestricted shares of Common Stock, or approximately 12% of the currently outstanding shares of Common Stock, and 101,372 outstanding restricted shares of Common Stock, or approximately 3% of the currently outstanding shares of Common Stock.

Each Letter Agreement terminates on the earliest of the termination of the Merger Agreement in accordance with its terms, the effective time of the Merger and the date of any modification to the Merger Agreement that, without the written consent of such Supporting Stockholder, reduces the amount or changes the form of the Merger Consideration.

This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, the form of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Change in Control Agreements

The Company has change in control agreements with two of its executive officers, Messrs. Peter M. McCormick and Marty J. Schwenner, which provide for the payment of severance benefits upon a change in control of the Company, provided the executive officer is terminated within a two-year period following such change in control. Severance payments made to these executive officers, when they are terminated without cause, generally include (i) payment of one and one-half times the sum of their annual salary and the amount of their target bonus for the fiscal year in progress, (ii) immediate vesting of all unvested stock options which then become exercisable for one year, (iii) immediate vesting of all unvested restricted stock awards, (iv) continued health coverage for 18 months or until he receives benefits from another employer, (v) outplacement services not in excess of 17% of the executive officer’s annual base salary and (vi) if applicable, a tax gross-up payment. Consummation of the Offer would result in a change in control for purposes of these agreements.

The Company has retention agreements with three of its executive officers: Messrs. Scott S. Cramer, Hungson S. Hui and Michael J. Stauber. The retention agreements provide for the payment of severance benefits upon a termination without cause within a one-year period after the change in control. Severance payments made to these officers, when their employment is terminated without cause, generally include: (i) payment of one year’s salary and the target bonus for the fiscal year in progress, (ii) continuation of health benefits for six months, (iii) immediate vesting of all outstanding stock options and restricted stock awards, with a one-year exercise period for vested options, and (iv) outplacement services having a cost to the Company of not more than 10% of the officer’s annual base salary. These retention agreements do not include an excise tax gross-up provision. Consummation of the Offer would result in a change in control for purposes of these agreements.

Golden Parachute Compensation

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each executive officer of the Company that is based on or otherwise relates to the Merger. The amounts set forth in the table below, which represent an estimate of each executive officer’s golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change in control for purposes of the applicable compensation plan or agreement, and the Merger was consummated on August 3, 2015, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each executive officer’s employment is terminated without “cause” immediately following the consummation of the Merger; and

•	the per share price paid in the Merger was $50.00, the Offer Price payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash		Equity(3)	NQDC/ Pension	Perquisites/ Benefits(4)	Tax Reimbursement(5)	Other(6)	Total
Peter M. McCormick	$1,313,490	(1)	$3,744,370	—	$21,600	$1,199,057	$124,308	$6,402,825
Marty J. Schwenner	$893,693	(1)	$1,414,320	—	$21,600	$696,489	$86,816	$3,112,918
Scott S. Cramer	$344,636	(2)	$728,665	—	$7,200	N/A	$25,528	$1,106,029
Hungsun S. Hui	$287,450	(2)	$628,250	—	$7,200	N/A	$21,292	$944,192
Michael J. Stauber	$222,057	(2)	$461,050	—	$7,200	N/A	$16,448	$706,755

(1)	Represents 1.5 times the executive officer’s base salary and target bonus as of August 3, 2015, and includes a pro-rata share of the target bonus for the 2015 fiscal year. The executive officer is also entitled to receive payment for the accrued but unused portion of the executive officer’s vacation.
(2)	Represents 1.0 times the executive officer’s base salary and target bonus as of August 3, 2015. The executive officer is also entitled to receive payment for the accrued but unused portion of the executive officer’s vacation.
(3)	Under the change in control agreements with Messrs. McCormick and Schwenner, and under the retention agreements with Messrs. Cramer, Hui and Stauber, all outstanding stock options and restricted stock awards would immediately vest upon a termination without cause. This calculation is based on the Offer Price of $50.00 per share. Under the Merger Agreement, these awards vest immediately prior to the Acceptance Time without regard to termination of employment.
(4)	Estimated amount of medical insurance premiums to be provided for 18 months following a change in control for Messrs. McCormick and Schwenner, and for six months for Messrs. Cramer, Hui and Stauber.
(5)	The retention agreements with Messrs. Cramer, Hui and Stauber do not contain a gross-up provision.
(6)	Represents the right to receive outplacement services valued at up to 17% of base salary plus target bonus for Messrs. McCormick and Schwenner and up to 10% of base salary for Messrs. Cramer, Hui and Stauber.

Treatment of Shares, Options and Restricted Shares

If the directors and executive officers of the Company who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, then they will receive the same cash consideration for their shares of Common Stock on the same terms and conditions as the other stockholders of the Company. The table below sets forth the beneficial ownership of Common Stock of the Company’s directors and executive officers as of August 3, 2015, and the amount each would receive, subject to any withholding required by applicable tax laws, if he or she were to tender all of his shares of Common Stock to Purchaser for purchase in the Offer and those shares of Common Stock were accepted for payment and paid for by Purchaser.

Executive Officer/Director	Number of shares of Common Stock Owned	Value of Shares of Common Stock
Peter M. McCormick(1)	31,202	$1,560,100
Marty J. Schwenner(2)	23,062	$1,153,100
Scott S. Cramer	7,028	$351,400
Hungsun Hui	11,201	$560,050
Michael J. Stauber	2,662	$133,100
Mitchell I. Quain	11,680	$584,000
David A. Bloss, Sr.	10,720	$536,000
D. Kyle Cerminara(3)	0	$0
Alan B. Levine	0	$0
David P. Reiland	13,010	$650,500

(1)	Includes 159 shares held in the Company’s 401(k) Plan.
(2)	Includes 396 shares held in the Company’s 401(k) Plan.
(3)	Mr. Cerminara is the beneficial owner of 321,075 shares held by Fundamental, which has executed a Letter Agreement and agreed to tender such shares in the Offer.

Pursuant to the Merger Agreement, as of the Acceptance Time, each unexpired and unexercised option to purchase shares of Common Stock (each, a “Company Option”) under the Company’s Second Amended and Restated 2004 Stock Incentive Plan (the “2004 Stock Plan”), the Company’s 2014 Stock Incentive Plan (the “2014 Stock Plan”) and the Company’s Amended and Restated 2010 Non-Employee Director Stock Option Plan (collectively, the “Company Equity Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in settlement thereof, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of

(i) the total number of shares of Common Stock subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Company Option immediately prior to such cancellation (such amounts payable, the “Option Payments”). The table below sets forth the number of Company Options held by the Company’s executive officers as of August 3, 2015 and the Option Payments each will be entitled to receive pursuant to the Merger Agreement in respect of such Company Options.

Executive Officer/Director	Number of Company Options	Total Option Payments
Peter M. McCormick	51,920	$1,555,520
Marty J. Schwenner	11,907	$302,520
Scott S. Cramer	577	$22,215
Hungsun Hui	2,000	$27,800
Michael J. Stauber	0	$0
Mitchell I. Quain	12,712	$385,285
David A. Bloss, Sr.	21,128	$634,516
D. Kyle Cerminara	2,000	$22,980
Alan B. Levine	9,219	$317,381
David P. Reiland	11,212	$382,435

Apart from options, the Company has granted two types of stock awards to executive officers under the 2004 Stock Plan (the “2004 Plan stock awards”): restricted stock awards that vest based upon continuous employment with the Company (“2004 Plan restricted stock”) and performance-based stock awards that vest based on achievement of long-term performance measures (“2004 Plan performance stock”). Consummation of the Offer would constitute a “Change of Control” under the 2004 Plan. Under the 2004 Plan and the applicable award agreements, if an executive’s employment were terminated as a result of a change of control, (i) the 2004 Plan restricted stock would vest in full and (ii) the 2004 Plan performance stock would vest on a basis calculated as if the target performance criteria have been met but only pro rata based upon the length of time elapsed during the three-year performance period through the date of the change of control. However, the 2004 Plan gives the Compensation Committee of the Board of Directors of the Company (the “Board”) the authority to provide for other treatment in connection with a change in control or a “Change of Control Transaction,” which includes a tender offer, merger or other transaction that is intended to or reasonably expected or result in a change of control. Under the Merger Agreement, (a) the 2004 Plan restricted stock would vest in full immediately prior to the Acceptance Time and (b) the 2004 Plan performance stock would vest immediately prior to the Acceptance Time on a basis calculated as if the target performance criteria have been met. On August 4, 2015, at the request of Parent, the Compensation Committee approved giving each holder of unvested 2004 Plan restricted stock and 2004 Plan performance stock the right to tender into the Offer the number of shares of Common Stock that would vest immediately prior to the Acceptance Time under the terms of the Merger Agreement. Each such share that is tendered in the Offer will vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such share will lapse immediately prior to the Acceptance Time. Each such share that is not tendered in the Offer will vest in full and all restrictions will lapse immediately prior to the Acceptance Time, and such share will be converted into the right to receive the Merger Consideration, without interest, subject to any withholding of taxes required by applicable law.

The Company has granted two types of stock awards to executive officers under the 2014 Stock Plan, which grants the Compensation Committee approved February 23, 2015 (the “2014 Plan stock awards”): restricted stock awards that vest based upon continuous employment with the Company (“2014 Plan restricted stock”) and performance-based stock awards that vest based on achievement of long-term performance measures (“2014 Plan performance stock”). Consummation of the Offer would constitute a “Change in Control” under the 2014 Stock Plan. Under the 2014 Stock Plan, upon an executive’s employment involuntary termination of employment without “Cause” (as defined in the 2014 Stock Plan) or a voluntary termination of employment for “Good Reason” within twelve months following a change in control, (i) the 2014 Plan restricted stock would vest in full and (ii) the performance criteria applicable to the 2014 Plan performance stock would be deemed satisfied as if performance reached the target level and the award would continue to vest based upon the time-based service vesting criteria, if any, to which the award was subject. However, the 2014 Plan gives the Compensation Committee the authority to provide for other vesting treatment. Under the Merger Agreement, (a) the 2014 Plan restricted stock would vest in full immediately prior to the Acceptance Time and (b) the 2014 Plan performance stock would vest immediately prior to the Acceptance Time on a basis calculated as if the target performance criteria have been met. On August 4, 2015, at the request of Parent, the Compensation Committee approved giving each holder of unvested 2014 Plan restricted stock and 2014 Plan performance stock the right to tender into the Offer the number of shares of Common Stock that would vest immediately prior to the Acceptance Time under the terms of the Merger Agreement. Each such share that is tendered in the Offer will vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such share will lapse immediately prior to the Acceptance Time. Each such share that is not tendered in the Offer will vest in full and all restrictions will lapse immediately prior to the Acceptance Time, and such share will be converted into the right to receive the Merger Consideration, without interest, subject to any withholding of taxes required by applicable law.

The table below sets forth the 2004 Plan stock awards and the 2014 Plan stock awards held by the Company’s directors and executive officers as of August 3, 2015 and the amount each will be entitled to receive pursuant to the Merger Agreement for such 2004 Plan stock awards and 2014 Plan stock awards, assuming that the Acceptance Time occurs on September 1, 2015.

Executive Officer/Director	Number of Restricted Shares(1)	Merger Consideration for Restricted Shares
Peter M. McCormick	43,777	$2,188,850
Marty J. Schwenner	22,236	$1,111,800
Scott S. Cramer	14,129	$706,450
Hungsun Hui	12,009	$600,450
Michael J. Stauber	9,221	$461,050
Mitchell I. Quain	0	$0
David A. Bloss, Sr.	0	$0
D. Kyle Cerminara	0	$0
Alan B. Levine	0	$0
David P. Reiland	0	$0

(1)	“Number of Restricted Shares” equals (a) the number of shares of Common Stock subject to 2004 Plan restricted stock and 2014 Plan restricted stock and (b) the number of shares of Common Stock that would vest under 2004 Plan performance stock and 2014 Plan performance stock on a basis calculated as if the target performance criteria have been met.

The Company utilizes a stockholder-approved Director Compensation and Deferral Investment Plan (“DCDIP”) as a vehicle to compensate its non-employee directors. Under the terms of the DCDIP, non-employee directors are required to receive phantom shares of the Common Stock in lieu of cash for their annual retainer for Board and committee membership and chairmanship fees. Amounts that a director has deferred are generally paid in shares of Common Stock in January of the calendar year after the director’s services on the Board of directors terminate. One phantom share equates to one share of our Common Stock. A director may elect to receive payment of meeting fees in quarterly cash payments or in shares of phantom stock, provided the director timely elects to defer the meeting fees. The annual retainer, chairmanship fees and meeting fees are paid quarterly at the end of each calendar quarter. Currently, all directors have elected to receive payment of all meeting fees in phantom shares of Common Stock under the DCDIP. The Company’s non-employee directors will not be able to tender Common Stock in the Offer in respect of their phantom shares. However, they will be entitled to receive cash following the Effective Time in respect of the phantom shares in an amount per share equal to the Offer price. The table below sets forth the number of phantom shares in the DCDIP held by the Company’s non-employee directors as of August 3, 2015, and the amount each will be entitled to receive pursuant to the Merger Agreement in respect of such shares.

Executive Officer/Director	Number of DCDIP Shares	Merger Consideration for DCDIP Shares
Mitchell I. Quain	39,303.859	$1,965,193
David A. Bloss, Sr.	29,688.752	$1,484,438
D. Kyle Cerminara	404.518	$20,226
Alan B. Levine	15,761.081	$788,054
David P. Reiland	31,510.514	$1,575,526

Employee Matters

For not less than one year following the Acceptance Time, Parent has agreed to:

•	cause the Surviving Corporation to pay each employee of the Company and its subsidiaries who is in the employment of the Company or any of its subsidiaries immediately prior to the Acceptance Time an amount at least equal to the annual base salary or hourly wage rate, as applicable, that was being paid to such individual immediately prior to the Acceptance Time;

•	maintain all compensation and benefit plans in effect as of the Acceptance Time other than equity-based plans; and

•	provide the employees of the surviving corporation and its subsidiaries the same opportunity to participate in Parent’s equity-based plans as are provided to similarly situated employees of Parent.

Parent has agreed to recognize and give credit for service by employees of the surviving corporation and its subsidiaries for all purposes under any active employee benefit plans sponsored by Parent.

Section 16 Matters

In contemplation of the transaction under the Merger Agreement, the Board adopted a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Common Stock or Company Options pursuant to the Merger Agreement, the Offer and the Merger will be an exempt transaction for purposes of Section 16.

Rule 14d-10 Matters

The Merger Agreement provides that the Company, prior to the Acceptance Time, will take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will be entered into by the Parent, the Company or any of their respective affiliates with current or future directors, officers or employees of the Company and its affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to such director, officer or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Beneficial Ownership of Common Stock

According to the Schedule TO, neither Parent nor any person or entity listed on Schedule I to the Offer to Purchase beneficially owned any shares of Company Common Stock.

Item 4. The Solicitation or Recommendation.

Solicitation Recommendation

At a meeting of the Board held on July 26, 2015, the Board, after considering the factors described below under the heading entitled “Reasons for Recommendation,” unanimously:

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein;

•	determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Magnetek and its stockholders; and

•	resolved to recommend that Magnetek’s stockholders accept the Offer and tender their Common Stock into the Offer.

Accordingly, and for the other reasons described in more detail below, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer.

Background of the Offer

Over the past several years, the Company has focused its growth strategy on investment in new products, gaining market share in its existing markets, entering new markets, and expanding geographically, as well as generating sufficient cash to address pension and other actual or contingent obligations, including those relating to environmental matters. As part of their ongoing oversight and management of the Company’s business, the Board and senior management regularly review and discuss the Company’s performance, risks, long-term goals, prospects and overall strategic direction. In the course of these discussions, and in light of economic, competitive and other conditions existing from time to time, the Board and senior management periodically have evaluated the possibility of pursuing strategic alternatives that might complement and strengthen the Company’s business and enhance stockholder value.

From time to time over the past several years, the Company has had discussions with Parent regarding potential strategic transactions, including a potential sale of the Company to Parent. In connection with these conversations, in February 2014 Company and Parent entered into a customary confidentiality agreement to facilitate further discussions and exchange confidential information regarding the Company’s business. From February through May 2014, Parent conducted due diligence and engaged in ongoing correspondence and meetings with the Company and its senior management. Parent identified the Company’s then-existing pension liabilities as a significant impediment to any transaction at a valuation that would be attractive to the Company and its stockholders. As a result, Parent did not submit an indication of interest or other formal proposal at that time. The parties continued occasional, informal discussions throughout 2014 and into 2015, during which time the Company took steps to significantly reduce its pension liabilities.

At a meeting held on August 7, 2014, the Board consulted with the Company’s senior management regarding the Company’s operational and financial performance, discussed the strategic direction of the Company and evaluated various options for growth. Given the perceived level of investment necessary to grow the business and related risks, including the cost of developing products that might not gain market acceptance on a timely basis and the need to continue to fund the Company’s pension and other obligations, the Board considered beginning a more formal process to explore strategic alternatives for the Company.

In November 2014, after consultation with the Board, the Chairman of the Board, Mitchell Quain, contacted Goldman Sachs & Co. (“Goldman Sachs”) regarding outlining potential strategic alternatives for the Company to increase stockholder value in light of the recent improvement in the trading price of the Common Stock, the Company’s stronger operating results, and the healthy environment for merger and acquisition transactions. Mr. Quain requested that representatives of Goldman Sachs meet with the Board to review these matters at the Board’s regularly scheduled meeting in December 2014, in New York, New York.

On December 17, 2014, the Board had an initial meeting with Goldman Sachs. Goldman Sachs discussed its qualifications to serve as the Company’s financial advisor with respect to exploring the Company’s strategic alternatives. Goldman Sachs also discussed its preliminary financial analysis regarding strategic alternatives, including a possible sale of the Company, and potential strategic and financial parties who might potentially be viable candidates with respect to a potential transaction. It was noted that potential financial buyers were unlikely to be in a position to offer value as attractive to the Company as compared to the value that potential strategic buyers would likely be in a position to offer. The Board then discussed the strategic alternatives available to the Company and analyzed those alternatives as compared with remaining an independent public company and the risks inherent in executing the Company’s business plan. The Board agreed to move forward with an exploration of the Company’s strategic alternatives.

On December 23, 2014, the Company entered into a confidentiality agreement with Goldman Sachs.

During January and February 2015, representatives of Goldman Sachs and members of senior management of the Company held meetings, in-person and telephonically, to discuss Goldman Sachs’s business and financial review of the Company and a potential sale process. On February 23, 2015, representatives of Goldman Sachs met with the Board in Las Vegas, Nevada, and provided a preliminary overview of potential strategic buyers. Mr. Schwenner, the Company’s Chief Financial Officer, participated as well. The Board determined that launching a formal process to explore the Company’s strategic alternatives, specifically a sale of the Company (the “Process”) with the assistance of its financial advisor and its outside legal counsel, Foley & Lardner LLP (“Foley”), was in the best interests of the Company and its stockholders. The Company engaged Goldman Sachs to serve as its exclusive financial advisor in connection with such process based on Goldman Sachs’s experience in merger and acquisition transactions, its industry knowledge and other relevant factors. The Board authorized Goldman Sachs to begin contacting specified potential bidders. The Board also agreed that, to maintain confidentiality, potential bidders should be required to enter into a confidentiality agreement. The Company began preparing an electronic data room to facilitate due diligence reviews by participants in the process.

Beginning on March 25, 2015, as directed by the Board, representatives of Goldman Sachs contacted 28 potential strategic buyers, including Parent, and distributed confidentiality agreements to each of them together with an information sheet providing general background information regarding the Company. On the same day a representative of the Company called Tim Tevens, the chief executive officer of Parent, to inform him of the commencement of the potential sale process. The 28 potential bidders had been selected by the Company, after discussion with Goldman Sachs, based on the strategic fit with the Company and the perceived ability of each to consummate an acquisition. The confidentiality agreements included a “standstill” provision that generally prohibited each potential bidder from making any proposal regarding a possible acquisition of the Company without the Company’s consent.

Between April 1, 2015 and May 27, 2015, the Company entered into confidentiality agreements with nine of the potential bidders, including Parent, Party A, Party B, Party C, Party D, Party E, Party F, Party G and Party H. The remaining 19 potential bidders informed Goldman Sachs that they did not desire to participate in the Process. Beginning April 27, 2015, at the request of the Company, representatives of Goldman Sachs distributed a confidential information memorandum, which included financial forecasts, to each of the parties who had entered into confidentiality agreements with the Company. See Item 8. “Additional Information—Company Projections.” Following entry into confidentiality agreements, senior management of the Company and Goldman Sachs representatives met with Parent, Party A, Party D, Party F, and Party H during the period between May 4, 2015 and June 3, 2015 to provide an initial management presentation, which included an overview of the Company and discussion of potential synergies with the applicable potential bidder.

On April 20, 2015, Tim Tevens spoke via phone with Mr. Quain to discuss the sale process and Parent’s interest in pursuing a transaction with the Company. On May 4, 2015, members of Parent’s senior management team attended a management presentation given by the Company’s senior management. Certain management representatives of the Company and Parent, together with representatives of Goldman Sachs and Parent’s financial advisor, attended a dinner the night before.

Beginning on May 15, 2015, at the direction of the Company, Goldman Sachs sent initial bid instruction letters to each of the potential bidders who had executed confidentiality agreements, inviting each such party to submit a preliminary non-binding indication of interest for the acquisition of the Company. The first-round process letters instructed that proposals were to be submitted by May 28, 2015. Various conversations occurred between representatives of Goldman Sachs and representatives of the potential bidders to determine if those parties remained interested in pursuing a potential transaction with the Company.

On May 14 and May 15, 2015, members of management of the Company participated in first round diligence calls with representatives of Parent. On May 22, 2015, Parent submitted to the Company its non-binding preliminary indication of interest to acquire the Company at a price per share of Common Stock of $45.00. Parent’s preliminary indication of interest was subject to the completion of customary business, regulatory, legal and financial due diligence. Parent also requested that the Company negotiate with Parent exclusively. On May 31, 2015, Goldman Sachs spoke via conference call with Parent’s financial advisor to clarify certain items regarding Parent’s indication of interest.

On June 1, 2015, the Board met telephonically. Senior management of the Company and representatives from Foley and Goldman Sachs also joined the meeting. During the meeting, representatives of Goldman Sachs provided an overview of the Process to date, noting that 28 potential bidders were contacted in the first round, nine potential bidders received confidential information memoranda, five potential bidders participated in initial management presentations, and preliminary bids had been received from Parent and Party B, with more bids possibly forthcoming. The Board discussed with Goldman Sachs and Foley the general financial and other terms provided by Parent and Party B in their initial indications of interest, including their bid amounts, financing sources, and due diligence requests. Goldman Sachs noted that Party B’s preliminary indication of interest was to acquire 10%-20% of the Company and did not include a per share bid price. The Board discussed with Goldman Sachs the status and possible timing of receiving other potential bids.

On June 5, 2015, Party A submitted a non-binding preliminary indication of interest that included a price of $47.00 per share of Common Stock. On the same day, as directed by the Board, Goldman Sachs informed Parent that the Company would not grant its request for exclusivity but invited Parent to continue its due diligence and eventually submit a final, non-binding indication of interest that included, among other things, its final bid price per share of Common Stock to acquire 100% of the outstanding equity interests of the Company, a description of its proposed financing sources and comments to the Company’s draft merger agreement that it would add to the data room. On June 10, 2015, Parent informed Goldman Sachs that it would be continuing in the Process. On June 16 and June 17, 2015, in response to requests from Parent, the Company held in-person diligence sessions that senior members of Company management conducted for representatives of Parent in Milwaukee, Wisconsin.

On June 16, 2015, at the direction of the Board, Goldman Sachs informed Party B that the Board was not interested in bids for less than all of the outstanding Common Stock. As a result, Party B informed Goldman Sachs that it would no longer be participating in the Process.

On June 17, 2015, Party E submitted a non-binding preliminary indication of interest to acquire the Company at a price of $42.17 per share.

On June 18, 2015, Goldman Sachs circulated updated bid summary materials to the Board and the Company. These materials summarized Goldman Sachs’s communications with potential bidders since the Board’s June 1, 2015 meeting.

On June 24, 2015, the Board met telephonically. Representatives of Goldman Sachs and Foley also joined the meeting. A representative of Goldman Sachs provided an update on the Process, including a summary of Goldman Sachs’s communications with Parent, Party A, Party B, Party D, Party E and Party H. The representative of Goldman Sachs also reported that Party C informed Goldman Sachs that it was withdrawing from the Process. The representative of Goldman Sachs reviewed Party E’s preliminary indication of interest and associated bid price. The representative of Goldman Sachs also reviewed the potential bidders remaining in the Process, that due diligence meetings were held with Parent during the course of the week of June 15, 2015, and that management meetings were scheduled with Party A the week of June 22, 2015. The representative of Goldman Sachs also reported that none of Party D, Party F, Party G or Party H had submitted bids.

On June 25, 2015, representatives of the Company and representatives of Goldman Sachs met with Party A, which was followed by a visit to the Company’s offices. From June 25, 2015 through July 23, 2015, Party A continued conducting due diligence, including several telephonic question and answer sessions with the Company’s senior management and reviewing and analyzing the contents of the data room.

On June 29, 2015, Parent met with a representative of the Company to conduct additional due diligence regarding the Company.

On July 2, 2015, on an unsolicited basis, Parent submitted a proposal to acquire the Company that included a price of $42.00 per share of Common Stock, which reflected a reduction from the amount that Parent had included in Parent’s initial indication of interest. Parent stated that it reduced its bid price from its initial indication of interest due to concerns regarding certain potential litigation, environmental and other contingent liabilities identified in due diligence. Parent made its proposal subject to receipt of a formal response from the Company by July 10, 2015.

On July 7, 2015, the Board met telephonically. Representatives of Goldman Sachs and Foley also joined the meeting. A representative of Goldman Sachs provided an update on the Process, including the July 2, 2015 proposal received from Parent. The Board determined that the Company should not accept Parent’s July 2nd proposal.

On July 8, 2015, as directed by the Board, representatives of Goldman Sachs indicated in a telephone call to Parent that the Board would not accept Parent’s July 2nd proposal and that the Company believed Parent’s July 2nd proposal had not been submitted in a manner consistent with the Process previously outlined to Parent. At the Board’s direction, representatives of Goldman Sachs further advised Parent that it was welcome to proceed in the Process. Also at the Board’s direction, the representatives stated that they believed that if Parent submitted a bid price of at least $50.00 per share the Board would discuss whether to consider Parent’s bid ahead of the formal bid deadline for the Process.

On July 9, 2015, a draft merger agreement was uploaded to the data room.

On July 10, 2015, as directed by the Board, Goldman Sachs distributed second round process letters to each of Parent and Party A, inviting them to submit a definitive, binding proposal for a potential transaction with the Company. The second-round process letters instructed each bidder to provide a marked copy of the draft merger agreement that was in the data room by July 23, 2015. The second-round process letters advised that final proposals (together with further revised merger agreements reflecting any discussions between counsel) were due to the Company by July 30, 2015.

On July 15, 2015, Party E participated in a site visit to the Company’s offices as well as a management presentation.

On the same day, Parent advised Goldman Sachs of its intention to submit an indication of interest in advance of the proposed deadline.

On July 17, 2015, Parent advised Goldman Sachs that it intended to submit an updated bid letter that would include a revised per share bid price of $50.00, which reflected an increase from the $42.00 amount in Parent’s July 2nd offer, and its mark-up of the draft merger agreement. On July 18, 2015, Parent submitted an updated bid letter, which, among other things, included (i) the revised per share bid price of $50.00, (ii) details on financing for Parent’s bid, (iii) confirmation of Parent’s authority to proceed, (iv) a request for a 14-day exclusivity period, (v) an expiration date of July 22, 2015, and (vi) information regarding its financial advisor and its legal counsel, Latham & Watkins LLP (“Latham”). Parent also provided its mark-up of the draft merger agreement.

Beginning on July 17, 2015, at the direction of the Board, a representative of Goldman Sachs reached out to Party A and encouraged Party A to submit a proposal to the Board by the upcoming weekend that was higher than the amount submitted on June 5, 2015, as the Company might not be available if Party A allowed the full Process to play out until July 30, 2015.

On July 21, 2015, the Board held a telephonic meeting. Representatives of Goldman Sachs and Foley joined the meeting. A representative of Goldman Sachs confirmed that Parent, Party A and Party E remained engaged in the Process. The Goldman Sachs representative informed the Board that it appeared Parent was ahead of the timeline set forth in the second round process letters, Party A was advancing according to the timeline, and Party E was behind the timeline. The representative of Goldman Sachs reviewed the discussions with Parent, which occurred at the direction of the Board, that resulted in the $50.00 per share proposal submitted by Parent on July 18th. The representative of Goldman Sachs next reported that Party A had completed significant due diligence but still had items outstanding. Party A indicated it could not comment on the draft merger agreement until the week of July 27, 2015 and that it still planned to submit a timely final bid by July 30, 2015. Party A also informed representatives of Goldman Sachs that it could not provide any further view on its valuation beyond its prior bid of $47.00 per share of Common Stock at this point in the Process. A representative of Goldman Sachs reported that it was unclear whether Party E was continuing its due diligence review. A representative of Foley then reviewed the material issues in the mark-up of the draft merger agreement submitted by Parent, including proposed restrictions on the Board’s exercise of its fiduciary duties in connection with considering or accepting acquisition proposals from other active bidders in the Process, a requirement for the Company to obtain the consent to the Transactions of a third party, and an expanded definition of what constitutes a “material adverse effect” with regard to the Company. The representative of Foley also reminded the Board of its fiduciary duties in the context of a sale of the Company. The Board discussed with its advisors the likelihood of whether Parent would increase its bid price. The Board determined that it would not grant the exclusivity required by Parent at that time. The Board then instructed Goldman Sachs to contact Parent and present the Board’s position that Parent needed to increase its bid price to $51.00 per share and that Parent must substantially accept the Company’s terms for the draft merger agreement. The Board also instructed Goldman Sachs to determine the level of interest from Party E and to ask Party A whether it would be increasing its bid price and any caveats associated with any such bid from Party A.

On July 22, 2015, Party E indicated in a telephone call to Goldman Sachs that it would not be continuing in the Process, as it had determined that the acquisition of the Company was not the proper strategic fit.

On July 22, 2015, at the request of the Board, a representative of Goldman Sachs called a representative of Parent and indicated that the Company was not prepared to move forward with Parent’s bid price of $50.00 per share and certain other non-price terms. As directed by the Board, the representative of Goldman Sachs suggested that Parent’s bid price needed to be at least $51.00 per share, and it must substantially accept the Company’s next mark-up of the draft merger agreement, which would be delivered by Foley. Later the same day, Foley delivered to Latham a mark-up of the draft merger agreement.

The morning of July 23, 2015, a representative of Parent’s financial adviser contacted a representative of Goldman Sachs indicating that Parent was not willing to pay $51.00 per share of Common Stock to acquire the Company and that the mark-up of the draft merger agreement delivered by Foley was unacceptable. The representative confirmed that Parent’s offer, including its bid price of $50.00 per share of Common Stock, had expired on July 22, 2015. Nonetheless, at the Company’s request, on the evening of July 23, 2015, representatives of Foley and Latham discussed Parent’s objections to the draft merger agreement that Foley had provided.

On July 24, 2015, the Board held a telephonic meeting. Senior management of the Company and representatives from Goldman Sachs and Foley joined the meeting. A representative of Goldman Sachs reported to the Board that, earlier that day, a representative of Party A’s financial adviser orally advised the Goldman Sachs representative that Party A intended to submit an offer to acquire the Company at a price of $51.00 per share. However, Party A did not communicate that intention in writing or formally change its prior $47.00 per share bid price. The representative of Goldman Sachs also reported that Party A’s financial adviser indicated that it desired to see drafts of the Company’s earnings press release and Quarterly Report on Form 10-Q for the Company’s recently-completed quarter for due diligence purposes and would provide to the Company a consolidated list of open due diligence items before or over the weekend. The representative of Party A’s financial adviser further indicated that Party A’s due diligence would be completed by July 30, 2015 and that Party A would provide comments on the draft merger agreement and a bid letter on that date. The representative of Party A’s financial adviser reported to the representative of Goldman Sachs that it anticipated being in a position to sign a definitive merger agreement over the weekend commencing August 1, 2015. The representative of Goldman Sachs then updated the Board regarding Party E’s decision not to move forward in the Process. With respect to Parent, a representative of Goldman Sachs reported that, at the direction of the Board, Goldman Sachs had approached Parent regarding increasing its bid to $51.00 per share, which Parent rejected. The Goldman Sachs representative reported that Parent subsequently confirmed that Parent’s offer, including its bid price of $50.00 per share of Common Stock, had expired on July 22, 2015. However, based on communications from Parent’s financial adviser, Goldman Sachs believed Parent might still be willing to agree to acquire the Company at a price of $50.00 per share of Common Stock. The Goldman Sachs representative also noted that Parent’s Board of Directors had a regular Board meeting scheduled on July 26 and 27, 2015. The Goldman Sachs representative further noted that Parent’s financial adviser had suggested to Goldman Sachs that, if the Company and Parent were unable to enter into an agreement by July 26, 2015, Parent’s Board was likely to abandon the effort to acquire the Company entirely or, if Parent did submit a bid at the July 30th bid deadline, Parent could not guarantee the price that it would propose at that time.

Based on the positions of Parent and Party A as discussed with the Company and Goldman Sachs, the Board discussed with its advisors that it appeared Parent was positioned to reach a definitive agreement to acquire the Company by July 26, 2015 but that Party A appeared to be on a path that would result in Party A not submitting its best and final bid until July 30, 2015. Hence, the Board considered that there was a risk that Parent may be unwilling to continue participating in the Process until July 30, 2015 and that Party A would not be prepared to submit any bid earlier than July 30, 2015. The Board then asked representatives of Foley their views of the circumstances with respect to Parent and Party A assuming that Parent was willing to agree to acquire the Company at a price of $50.00 per share of Common Stock. It was noted that comparing the two alternatives was not “comparing apples with apples” in that Parent would be committing to a $50.00 per share bid price while Party A had only orally indicated, through a representative, subject to other factors, that it then intended to make an offer and it then intended that the bid price would be $51.00 per share. As to the status of negotiations on the draft merger agreement with Parent, a representative of Foley reported that he believed the parties could reach agreement by Sunday, July 26, 2015. A Board discussion ensued regarding the risks associated with proceeding in the Process with Parent or Party A. The Board considered the following potential alternatives, among others: (1) attempt to negotiate a merger agreement with Parent by the end of the day on July 26, 2015 at a price per share of $50.00, (2) attempt to negotiate a $51.00 per share bid from Parent, and (3) run the Process its full course to determine what bids are received on July 30, 2015. With respect to these alternatives, the Board noted Party A’s indication that it had not completed its due diligence efforts while Parent’s due diligence efforts were complete. Therefore, the Board considered the possibility that Party A could reduce its indicative valuation of $51.00 per share. Based upon the discussions between Goldman Sachs and Parent, conducted at the direction of the Board, regarding the Company’s request that Parent increase its bid price to $51.00 per share, the Board believed it was unlikely that Parent would increase its bid price to $51.00. The Board also believed that, if the Company insisted on running the Process through July 30, 2015, doing so would likely jeopardize the Company’s ability to complete a transaction with Parent at a bid price per share of $50.00. In addition, pursuing negotiations with Parent over the weekend would not preclude later negotiations with Party A if the negotiations with Parent were not successful. After further discussion, the Board determined that it would be in the best interests of the Company’s stockholders to pursue negotiating a definitive merger agreement with Parent at a bid price of $50.00 per share rather than risk the $50.00 bid price for a potential bid price of $51.00 per share from Party A, the making of which would be dependent among other things upon completion of unknown additional due diligence, and potentially unfavorable terms and conditions in Party A’s mark-up of the draft merger agreement. Nevertheless, the Board asked Goldman Sachs to make Party A aware that Party A’s communication earlier that day would likely not be enough to ensure that a transaction with the Company would be available on July 30, 2015 and that it was possible the Company would execute a definitive agreement with another party before the end of the weekend. The Board instructed Goldman Sachs to communicate to Party A that it should submit a more definitive bid and terms before the end of the weekend as the Process was not likely to extend until the original bid deadline of July 30, 2015.

On July 25, 2015, as directed by the Board, representatives of Goldman Sachs communicated with Party A and Party A’s financial advisor and advised Party A that it was possible that the Company would execute a definitive agreement with another party before the end of the weekend.

On July 25, 2015, as directed by the Board, representatives of Goldman Sachs communicated to Parent and Parent’s financial advisor the Company’s desire to pursue executing a definitive agreement with Parent at a bid price of $50.00 per share of Common Stock. Parent agreed to proceed toward that result. There followed discussions between Foley and Latham regarding the draft merger agreement, focused on the provisions in the Merger Agreement that allowed the Board to exercise its fiduciary duties to consider and, if applicable, terminate the Merger Agreement to accept an unsolicited acquisition proposal received after signing the Merger Agreement. At the Company’s request, Parent agreed that the Board would be permitted to waive any standstill provisions in place with any bidder that was an active participant in the Process.

On July 26, 2015, Party A and Party A’s financial advisor reached out to representatives of Goldman Sachs. Party A and Party A’s financial advisor suggested it could submit a final bid ahead of July 30, 2015 and orally confirmed that Party A still intended to submit a bid at $51.00 per share of Common Stock. Later that day, Party A sent representatives of Goldman Sachs an email stating that Party A could submit a marked-up merger agreement by noon, Eastern time, on July 27, 2015. However, Party A advised that some due diligence items would still remain outstanding. Further, Party A indicated it would need to obtain approval of the transaction from its board of directors although it had kept its board of directors advised of the transaction discussions and therefore believed it would be able to obtain such approval.

During the course of the day on July 26, 2015, the Board held three separate calls, on an informal basis. At least one or more independent members of the Board, at least one or more members of management of the Company and representatives from Goldman Sachs and Foley joined each call. These calls were intended to allow the directors to receive updates from Goldman Sachs regarding the discussions with Party A and also to obtain Board direction for the Company’s negotiating team regarding strategies and desired direction in response to Parent’s requests in the negotiation of Merger Agreement terms. Throughout the day on July 26, 2015, representatives of Foley and Latham negotiated terms of the Merger Agreement. Party A ultimately advised Goldman Sachs that Party A would not accelerate the timing for submission of a marked-up merger agreement or otherwise to resolve open due diligence items that day. As a result, the Board determined that there remained significant uncertainty associated with Party A’s potential bid. Accordingly, the Board determined to move forward to consider approval of the definitive transaction proposal at $50.00 per share submitted by Parent, which the Board was concerned would be at risk if not executed at that time, and recognizing that Party A would have an opportunity to submit a competing proposal under the “fiduciary out” provisions of the Merger Agreement.

During the evening of July 26, 2015, the Board convened a telephonic meeting. Representatives from Goldman Sachs and Foley again joined the meeting. A representative from Foley reported that all issues relating to the draft merger agreement had been resolved. A representative from Foley then presented a detailed summary of the Merger Agreement and its provisions to the Board. Goldman Sachs then presented its financial analysis of the Company and orally delivered its opinion to the Board that, as of such date and based upon and subject to the factors and assumptions described to the Board, the price of $50.00 per share in cash to be received by holders of Common Stock from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Common Stock (other than Purchaser and Parent) from a financial point of view, which opinion was received in writing following the execution of the Merger Agreement. Representatives from Foley made presentations to the Board regarding the final terms of the Merger Agreement, and the Board engaged in a discussion with its advisors regarding these terms. The Board then unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Common Stock into the Offer. Subsequent to the meeting, the Board furnished a written letter to Party A waiving the standstill restrictions in place and permitting Party A to submit an acquisition proposal on a confidential basis to the Board.

During the night of July 26, 2015, Parent, Purchaser and the Company executed the Merger Agreement. In addition, Parent executed the separate Tender Agreements with each of Fundamental Global Investors, LLC and certain of its affiliated funds and with each executive officer and director of the Company who holds Common Stock. Prior to market open on July 27, 2015, the parties issued a press release announcing the Transactions.

Reasons for Recommendation

In evaluating the Transactions, the Board consulted with the Company’s senior management, financial advisor and legal counsel. In reaching its decision to approve the Offer, the Merger and the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Common Stock into the Offer, the Board considered a number of factors that it believed supported its decision to take the foregoing actions, including the following:

Offer Price; Premium to the Trading Price of the Common Stock. The Board considered the relationship between the consideration to be received by the Company’s stockholders in the Offer and the Merger to the current and historical market prices of the Common Stock. The consideration to be paid in cash for each share of Common Stock would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Board also considered the fact that the Offer Price represented a:

•	55% premium over the closing price of the Common Stock on July 24, 2015, the last trading day before the public announcement that the parties had entered into the Merger Agreement;

•	50.5% premium over the volume-weighted average trading price of the Common Stock for the 30-day period ending on July 24, 2015; and

•	40.7% premium over the volume-weighted average trading price of the Common Stock for the one-year period ending on July 24, 2015.

Results of Sale Process. The Board considered the results of the discussions with each of the parties that was a participant in the Process that the Company conducted with the assistance of its financial advisor and legal counsel. The Board considered the fact that, while the Process involved discussions and meetings with other potential third party acquirors, each of those potential acquirors, other than Parent and Party A, ultimately indicated that it had determined not to pursue a transaction to purchase the Company at the present time. Although Party A was actively pursuing a transaction to purchase the Company, orally advised the Company’s financial adviser that it intended to submit an offer to purchase the Company at a higher price per share of Common Stock in cash than in the Offer and the Merger, and was aware that the Company was close to entering into a definitive agreement with someone else, Party A had not communicated the higher price per share to the Company in a formal proposal or other writing or submitted a mark-up of the draft merger agreement; it had not completed its due diligence efforts; it had to obtain approval from its board of directors; and it did not accelerate its timing of these actions. These factors resulted in the Board perceiving risks and uncertainty regarding Party A’s proposal. In addition, as the price per share Party A informally indicated it was willing to pay was not significantly higher than the price per share in the Offer and the Merger, there was not compelling upside to justify proceeding in the face of the risk and uncertainty. As a result, the Company determined not to pursue this potential transaction with Party A due to the risk that it would be unable to consummate the Transactions with Parent if the higher potential offer from Party A did not materialize. Based on the results of the Process, and the operational and financial risks associated with continuing as an independent company described below, the Board ultimately determined that the Transactions were more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including pursuing a similar transaction with Party A or continuing as an independent company.

Risk of Losing the Offer Price. The Board considered the risk that prolonging the Process any further could result in the loss of a favorable opportunity to consummate a transaction with Parent. Specifically, agreeing to the Offer and Merger on July 26, 2015 at a price of $50.00 per share eliminated the risk that Parent and Purchaser would make no additional bid or a lower bid in the event that the Company waited until the original final bid deadline under the Process of July 30, 2015. Moreover, on July 26, 2015, only one other potential bidder remained in the Process, and there was no assurance that the potential bidder would pay as much as or more than $50.00 per share to acquire the Company even if the Board did not accelerate the Process to avoid risking the opportunity to consummate the Transactions with Parent. The Board also considered the changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. Finally, the Board considered its belief, based on Goldman Sachs’s discussions with representatives of Parent, that the Offer Price, which represented an increase in the price per share initially offered by Parent, was Parent’s best and final offer and that the terms of the Merger Agreement include the most favorable terms to the Company and its stockholders to which Parent was willing to agree.

Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s stockholders will be all cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while avoiding potential long-term business risks.

Opinion and Analyses of the Financial Advisor to the Company. The Board considered the oral opinion of Goldman Sachs delivered to the Board, which was subsequently confirmed in writing, that, as of July 26, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered, and the qualifications and limitations upon the scope of the review undertaken by Goldman Sachs, as set forth in its written opinion, the $50.00 per share in cash to be received by holders of Common Stock from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Common Stock (other than Purchaser and Parent), from a financial point of view. The full text of the written opinion of Goldman Sachs, dated as of July 26, 2015, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference; see also “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

Operating and Financial Condition and Prospects. The Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and future growth prospects of the Company in the context of continuing to operate as an independent public company. The Company’s business, particularly in material handling, is highly correlated to the strength of macro-economic conditions in the United States. In 2014, following a five-year recovery by the U.S. economy, the Company’s long-term projections reflected lower growth rates than those experienced by it over the previous five years, primarily due to declining market share in the Company’s existing markets and limited market share outside of North America. The Company’s growth initiatives, including investing in building sales channels outside the U.S. and developing new products, had been severely hampered by its need to generate sufficient cash to fund its pension expenses and other actual and contingent obligations. As a result, the Company’s earnings growth in 2013 and 2014 was largely due to decreases in pension expense and to a lesser extent by higher gross margin. In light of the foregoing and the healthy environment for mergers and acquisitions, the Board believed that the Company would be an attractive acquisition candidate for a strategic buyer who could capitalize on the Company’s assets and growth potential. In the event the Company were to continue to operate as an independent public company and is able to generate sufficient cash to satisfy its obligations as well as fund its growth initiatives, the Company’s ability to successfully execute its growth strategy remains subject to the following challenges and uncertainties, among others: (i) the fact that the Company’s business is highly susceptible to adverse developments in macro-economic conditions in the United States, which remain dynamic and fragile, (ii) the fact that increases in the Company’s sales and gross margin depend, in part, on the introduction of new products that might not gain market acceptance on a timely basis, if at all, (iii) the intensely competitive nature of the industries in which the Company markets its products, (iv) whether the lack of liquidity associated with the Company’s small market capitalization will improve sufficiently to offset the risk and additional cost associated with being a public company, and (v) the other factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed by the Company on March 20, 2015 with the SEC, as well as those set forth from time to time in the Company’s other filings with the SEC, including the disclosures set forth in the section entitled “Risk Factors” in those filings.

Loss of Opportunity. The Board considered the possibility that, if it declined to enter into the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably-priced transaction and the market price for the Common Stock could continue to remain substantially below the Offer Price.

Likelihood of Completing the Transactions. Additionally, the Board considered the strong likelihood that the Transactions would be consummated based on, among other factors, (i) the fact that the conditions to the Offer and Merger are specific and limited in scope, and (ii) the belief that there would be no significant antitrust or other regulatory impediments to the Transactions.

Terms of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

•	Financing. The absence of a financing condition to the obligations of Parent and Purchaser in the Merger Agreement and the representation of Parent in the Merger Agreement that it has available or will have available sufficient funds to provide for the consideration payable in the Transactions. Further, Parent provided a debt financing commitment supporting its ability to borrow funds that it does not now have available.

•	Structure of Transactions. The ability of the Company’s stockholders to receive the Offer Price in a relatively short time frame as a result of the structure of the Transactions to include a tender offer for all of the Common Stock, which would be followed by the Merger in which the Company’s stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Common Stock into the Offer.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited proposal for a business combination from a third party prior to the Acceptance Time and the right of the Board, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement upon payment of a termination fee to accept an unsolicited bona fide written proposal relating to an alternative business combination that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a superior proposal. Further, the Company negotiated an express acknowledgment from Parent in the Merger Agreement of the Board’s determination to grant waivers of any “standstill” restrictions to any person that was an active bidder in the Process as of July 26, 2015 to permit such person to submit a proposal for a business combination on a confidential basis to the Board. That included the party other than Parent that orally advised the Company’s financial adviser that it intended to submit an offer to purchase the Company at a higher price per share of Common Stock in cash than in the Offer and the Merger.

•

Reasonable Termination Fee. The reasonableness of the termination fee equal to 3.5% of the aggregate Merger consideration based on the cash payable to holders of Common Stock in the Offer and the Merger and to holders of stock-based equity awards in respect of the consummation of the Offer and the Merger that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

•	Extension of Offer Period. The ability to extend the Offer beyond the initial expiration time or, if applicable, subsequent expiration times, if certain conditions to the consummation of the Offer are not satisfied or waived.

•	Appraisal Rights. The availability of appraisal rights under the DGCL, in connection with the Merger, for the Company’s stockholders who do not tender their Common Stock in the Offer and who comply with all of the required procedures for perfecting appraisal rights under the DGCL. See Item 8—“Additional Information—Appraisal Rights” for a discussion of appraisal rights under the DGCL.

•	Specific Performance. The ability of the Company to obtain specific performance and other equitable remedies to prevent breaches of the Merger Agreement.

Arm’s Length Negotiations. The Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Transactions, are reasonable and are the product of arm’s length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent and Purchaser, with the assistance of their advisors, on the other hand.

The Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Transactions, including the following:

No Stockholder Participation in Future Growth or Earnings. The Board considered that if the Transactions are consummated, the Company’s stockholders will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or to benefit from any potential future appreciation in the value of the Common Stock, including any value that could be achieved if the Company engages in future strategic or other transactions.

Impact of Announcement on the Company’s Business. The Board considered the effect of a public announcement of the Transactions on the Company’s operations, the market price of the Common Stock, employees, relationships with existing and prospective customers, suppliers and business partners, and its ability to attract and retain key management, research and sales personnel while the Offer and the Merger are pending, and the potential adverse effects on the financial results of the Company as a result of that disruption.

Effect of Failure to Complete the Transactions. The Board considered the possibility that the Transactions might not be consummated, including the adverse effects that a failure to consummate the Transactions could have on the Company’s business, the market price for the Common Stock and the Company’s relationships with customers and employees, including the fact that (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s prospects could be adversely affected, or may be perceived by the market as having been adversely affected, and (iv) the Company’s continuing business relationships may be disrupted.

Interim Restrictions on Operation of the Company’s Business. The Merger Agreement provides that, prior to the completion of the Merger, the Company will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue.

Material Adverse Effect. The Board considered the possibility that the Company could experience a “material adverse effect” or that the Company’s representations and warranties under the Merger Agreement may not remain true until the Acceptance Time in a way that could involve a material adverse effect on the Company giving Parent the right to not consummate the Offer. In this regard, the Board considered the possibility that a third party who provided a written consent to the Transactions may attempt to repudiate that consent and Parent may be able to successfully assert that the consequences involved a “material adverse effect,” in which case Parent could terminate the Merger Agreement. However, the Board believed this risk was minimal.

Regulatory Matters. The Board considered the regulatory approvals that may or would be required to consummate the Transactions and the prospects for receiving any such approvals, if necessary. The Board considered the fact that the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”).

Tax Treatment. The Board considered the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes.

Interests of Directors and Officers. The Board considered the fact that the Company’s directors and executive officers have interests in the Offer and the Merger that may be different from or in addition to their interests as the Company’s stockholders, and the risk that such interests might influence their decision with respect to the Transactions. See Item 3—“Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates” above for additional information.

Litigation. The Board considered the risk that stockholder lawsuits may be filed against the Company in connection with the Merger Agreement.

After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the Transactions substantially outweighed the risks and potentially negative factors.

The foregoing discussion of information and factors considered by the Board is not exhaustive and only includes the material factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transactions. In view of the variety of factors considered by the Board and the complexity of these matters, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Board evaluated the factors described above and reached consensus that the Merger Agreement and the Transactions were advisable and fair to, and in the best interests of, the Company and its stockholders. In considering the factors described above, individual members of the Board may have given different weights to different factors.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its oral opinion on July 26, 2015, which was subsequently confirmed by a written opinion, to the Board, that as of such date and based upon and subject to the factors and assumptions set forth therein, the Offer Price and Merger Consideration, each as defined in the Merger Agreement (the “Per Share Consideration”), to be paid to holders (other than Parent or Purchaser) of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 26, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender such Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	the Projections, as approved for Goldman Sachs’ use by the Company; and

•	certain publicly available research analyst reports for the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Common Stock; reviewed the financial terms of certain recent business combinations in the industrial electrical equipment industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate. Goldman Sachs reviewed certain financial and stock market information for the Company and similar information for certain other companies the securities of which are publicly traded, but determined such selected companies analysis was not relevant to its financial analysis of the transaction.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with the Company’s consent that the Projections have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the expected benefits of the Offer and the Merger in any way meaningful to its analysis. Goldman Sachs assumed that the Offer and the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to the Company, including an indication of interest for a transaction provided by a third party at a higher price per share of Common Stock in cash than in the Offer and the Merger, which indication of interest the Company has advised Goldman Sachs it has determined not to pursue due to certain risks and uncertainties; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of Common Stock, as of the date of the opinion, of the Per Share Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Offer or the Merger or any other term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Offer or the Merger, including the fairness of the Offer or the Merger to, or any other consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer or the Merger, whether relative to the consideration to be paid to the holders (other than Parent or Purchaser) of Common Stock pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Offer or the Merger on the solvency or viability of the Company or the ability of the Company or Parent to pay its obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Board in connection with its consideration of the Offer or the Merger and its opinion does not constitute a recommendation as to whether or not any holder of Common Stock should tender such Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion to the Board described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 24, 2015 and is not necessarily indicative of current market conditions.

Illustrative Present Value of Future Share Price Analysis.

Goldman Sachs performed illustrative analyses of the present value of the potential future price per share of Common Stock at the year-end of each of the fiscal years 2015 to 2018 using one-year forward earnings before interest, tax, depreciation and amortization (“EBITDA”) estimates per the Projections for the calendar years 2016 through 2019, respectively. Goldman Sachs first calculated illustrative enterprise values of the Company at the year-end of each of the calendar years 2015 through 2018 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2016 through 2019 by one-year forward enterprise value to EBITDA multiples ranging from 5.5x to 7.5x. Goldman Sachs then added the assumed amount of net cash and cash equivalents, the cumulative value of dividends per share of Common Stock and the present value of net operating losses, and deducted the present value of pension funding and present value of environmental and asbestos costs, in each case as of the relevant year-end per the Projections from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end fully diluted shares of Common Stock outstanding which included dilution from options, restricted share units, share equivalents and performance share units, calculated using data provided by the Company and a methodology approved by the Company, which resulted in an illustrative per share future value for the Common Stock ranging from $42.46 to $75.68. Goldman Sachs then calculated the present values of the implied per share future values of Common Stock by discounting these implied future values to present values as of June 30, 2015 using an illustrative discount rate of 10.5%, reflecting an estimate of the cost of equity for the Company. The following table presents the results of Goldman Sachs’ analysis:

Fiscal Year	Implied Present Value Per Share of Common Stock Based on Illustrative Enterprise Value to EBITDA Multiples of 5.5x to 7.5x
FY 2015E	$40.39 - $50.28
FY 2016E	$41.58 - $51.14
FY 2017E	$43.12 - $52.54
FY 2018E	$44.40 - $53.66

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Projections. Utilizing illustrative discount rates ranging from 10.5% to 12.5%, which reflect estimates of the Company’s weighted average cost of capital, Goldman Sachs derived a range of implied enterprise values for the Company by discounting to June 30, 2015 (i) estimates of the unlevered free cash flows for the Company for the six months ending December 27, 2015 and the four years ending December 29, 2019 per the Projections, and (ii) illustrative terminal values for the Company as of December 29, 2019 derived by applying illustrative perpetuity growth rates, ranging from 2.0% to 3.0%, and illustrative discount rates, ranging from 10.5% to 12.5%, which implied exit terminal year EBITDA multiples ranging from 5.5x to 7.8x. Goldman Sachs then added the assumed amount of net cash and cash equivalents, and the present value of net operating losses, and deducted the present value of pension funding and present value of environmental and asbestos costs in order to calculate the implied equity values. The present value of net operating losses was calculated using illustrative discount rates ranging from 9.5% to 11.5%, which reflect estimates of the Company’s cost of equity. The implied equity values per fully diluted outstanding share of Common Stock were then derived using the projected year-end fully diluted shares of Common Stock outstanding, including dilution from options, restricted share units, share equivalents and performance share units, calculated using data provided by the Company and the treasury method as approved by the Company. Based on these assumptions, Goldman Sachs calculated a range of implied equity values per fully diluted outstanding share of Common Stock of $45.53 to $58.61.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the industrial electrical equipment industry and in other industries since 2007:

Date Announced	Acquirer	Target	Size	EV / LTM EBITDA
07-Jun-2007	Eaton	MGE UPS Systems (Schneider)	$570	11.0x
15-Aug-2007	Thomas & Betts	Lamson & Sessions	$450	7.6x
13-Dec-2010	Regal Beloit	A.O.Smith (Electrical Products)	$875	8.9x
28-Mar-2011	API Technologies	Spectrum Control	$262	9.0x

Median				8.9x

For each of the selected transactions, Goldman Sachs calculated and compared the target’s total enterprise value, as implied by the precedent transaction, to the target’s EBITDA for the most recently reported latest twelve month period ending prior to the announcement of the transaction. While none of the companies that participated in the selected transactions are directly comparable to the Company, the selected transactions were all of the transactions since 2007 that, in Goldman Sachs professional judgment, involved target companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

Selected Transactions
	Range (Low - High)	Median	The Transaction EV / LTM EBITDA	The Transaction EV / LTM EBITDA (net of net operating losses)
EV / LTM EBITDA	7.6x - 11.0x	8.9x	11.3x	8.6x

Selected Historical Premia Analysis.

Goldman Sachs reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions between $100 million and $1 billion involving United States industrial target companies from January 1, 2009 to July 24, 2015, excluding transactions with undisclosed value or premia in excess of 150% or with a discount of more than 50%. Announced premia were calculated relative to the target’s closing share price one day prior to announcement.

The following table presents the results of this analysis:

One Day
Premium for the Transaction to July 24, 2015 price per share of Common Stock of $32.25 (based on the Per Share Consideration)	55.0%

	Year	One Day
Average Premia for Historical Transactions	2015 (through July 24, 2015)	N/A
	2014	21%
	2013	23%
	2012	35%
	2011	15%
	2010	39%
	2009	44%
	Median all years	29%

Historical Stock Price Performance.

Goldman Sachs reviewed the historical trading prices for the Common Stock for the period beginning on July 16, 2010 and ending on July 24, 2015. In addition, Goldman Sachs compared the Per Share Consideration in relation to the closing price for the Common Stock as of July 24, 2015, the highest prices of the Common Stock for the five-year period ended July 24, 2015 and the 52-week period ended July 24, 2015 and the volume-weighted average closing prices of Common Stock for the 30-day, three-month and one-year periods ended July 24, 2015, respectively.

The Per Share Consideration represented:

•	a premium of 55.0% to the closing price of $32.25 per share of Common Stock as of July 24, 2015;

•	a premium of 50.5% to the volume-weighted average closing price of $33.21 per share of Common Stock for the 30-day period ended on July 24, 2015;

•	a premium of 45.7% to the volume-weighted average closing price of $34.33 per share of Common Stock for the three-month period ended on July 24, 2015;

•	a premium of 40.7% to the volume-weighted average closing price of $35.55 per share of Common Stock for the 1-year period ended on July 24, 2015;

•	a premium of 11.7% to the highest market price of $44.75 per share of Common Stock during the 52-week period ended on July 24, 2015; and

•	a premium of 11.7% to the highest market price of $44.75 per share of Common Stock during the 5-year period ended on July 24, 2015.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the consideration to be paid to the holders (other than Parent or Purchaser) of Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results, including estimates of achievable synergies, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

The consideration to be paid to the holders (other than Parent or Purchaser) of Common Stock pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate amount of consideration for the Offer or the Merger.

As described above, Goldman Sachs’ opinion to the Board was one of a number of factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Fundamental, or any currency or commodity that may be involved in the Offer or the Merger. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Offer and the Merger. Goldman Sachs may in the future provide financial advisory and/or underwriting services to the Company, Parent, Fundamental and their respective affiliates for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Fundamental and its affiliates from time to time and may have invested in limited partnership units of affiliates of Fundamental from time to time and may do so in the future. During the two year period ended July 26, 2015, Goldman Sachs has not performed financial advisory or underwriting services for the Company, Parent or their respective affiliates for which its Investment Banking Division has received compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated February 24, 2015, the Company engaged Goldman Sachs to act as its financial advisor in connection with the evaluation of strategic opportunities available to the Company, including a business combination with a third party. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $4 million, $1 million of which became payable upon execution of the Merger Agreement and the remainder of which is payable upon consummation of the Offer. Goldman Sachs may receive an additional fee of up to $2 million at the Company’s sole and absolute discretion. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers and directors currently intends to tender or cause to be tendered shares of Common Stock subject to such Supporting Stockholder’s Letter Agreement. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Tender Agreements.” In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Treatment of Shares, Options and Restricted Shares.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

For information regarding the retention of and compensation payable to Goldman Sachs, see the information set forth under “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except for phantom shares granted to Messrs. Quain, Bloss, Cerminara, Levine and Reiland, the Company’s non-employee directors, pursuant to the DCDIP, in the amounts of 740.345, 587.697, 404.518, 602.961 and 557.167 phantom shares, respectively, on June 26, 2015.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

No Stockholder Approval Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Common Stock in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Common Stock as was payable in the Offer following the consummation of the Merger.

Delaware Anti-Takeover Law

The Company is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s certificate of incorporation nor bylaws excludes the Company from the coverage of the Business Combination Provisions. Upon completion of the Offer, the Parent and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by the Company’s board of directors, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, the Company’s board of directors approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Company does not believe the Business Combination Provisions or business combination laws or regulations of any other state will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Schedule 14D-9, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Parent may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent Parent’s purchase of Common Stock in the Offer, Parent might be unable to accept for payment or pay for Common Stock tendered in the Offer or be delayed in completing the Offer. In that case, Parent may not be obligated to accept for payment, or pay for, any Common Stock tendered.

Appraisal Rights

Holders of Common Stock will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Common Stock in the Offer, and the Merger is consummated, holders of Common Stock immediately prior to the Effective Time who (i) did not tender their Common Stock in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Common Stock or otherwise lose their appraisal rights will be entitled to receive a judicial determination of the fair value of their Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Common Stock.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, which is attached hereto as Annex B (particularly the procedural steps required to perfect such rights), as well as the information discussed below. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Common Stock who wishes to exercise such appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Common Stock immediately prior to the Effective Time who (i) did not tender such Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Common Stock or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 5, 2015), deliver to the Company at the address indicated

below a written demand for appraisal of Common Stock held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Common Stock into the Offer; and

•	continuously hold of record such Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to:

Magnetek, Inc.

N49 W13650 Campbell Drive

Menominee Falls, Wisconsin 53051

Attention: Scott S. Cramer, Vice President,

General Counsel and Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Common Stock. If Common Stock is held through a brokerage firm, bank or other nominee who in turn holds the Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Common Stock, which may be a central securities depository nominee if the Common Stock has been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Common Stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Common Stock who had previously demanded appraisal of their Common Stock. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Common Stock. Accordingly, it is the obligation of the holders of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the Common Stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Common Stock, a person who is the beneficial owner of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Common Stock and with whom agreements as to the value of their Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Common Stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Common Stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Common Stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price).

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

If you wish to exercise your appraisal rights, you must NOT tender your Common Stock in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Regulatory Approvals

Antitrust Laws

The Offer and the Merger are subject to the Hart Scott Rodino Act (“HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

The Company and Parent each filed their respective Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC (the “HSR Filing”) on August 5, 2015 in connection with the purchase of Common Stock in the Offer and the Merger. The filings will be subject to a 15 day initial waiting period, for which early termination may be requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on August 20, 2015, the 15th day following the submission of Parent’s HSR Filings, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Parent. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. In practice, complying with a request for additional information and documentary material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated.

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after Purchaser’s acquisition of Common Stock, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Stock in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Common Stock acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Antitrust authorities in other jurisdictions may also take action under their antitrust laws, even if no notification of the transaction is required. There can be no assurance that a challenge to the Offer or other acquisition of Common Stock by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 of the Offer —“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state, and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Certain Company Projections

Certain Company Management Projections

The Company’s management does not as a matter of course prepare projections as to future performance, earnings, cash flow or other results beyond the preparation of the Company’s annual operating plan for the upcoming fiscal year. However, in connection with the evaluation of a possible transaction involving the Company, the Company provided Parent and the Company’s financial advisor prospective financial information for the years 2015 through 2019, including (among other things) projected revenues, gross profit and Adjusted EBITDA (the “Projections”).

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles (“GAAP”) as applied in the United States or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts. The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections. The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to customer demand and industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Parent, Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. There can be no assurance that these Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Projections in this Schedule 14D-9 should not be relied on as necessarily predictive of actual or future events.

The Projections are forward-looking statements. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections due to numerous risks and uncertainties, including, without limitation, risks and uncertainties described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. For information on factors that may cause our future financial results to materially vary, see “Item 8—Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

In light of the information and qualifications described above, stockholders are strongly cautioned not to place undue, if any, reliance on the Projections. Without limiting the generality of the foregoing, the following summary of the Projections is expressly not intended to influence any stockholder’s decision whether to accept the Offer and to tender their shares in the Offer.

Income Statement Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Revenue	$115	$121	$127	$134	$141
Gross Profit	43	45	48	51	54
Operating Income	14	16	18	20	22
Adjusted EBITDA(1)	18	20	21	23	25
Net Income	13	15	17	19	21

(1)	Earnings before interest, taxes, amortization and depreciation (adjusted to exclude pension expense and stock compensation expense).

Balance Sheet Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Total Assets	$96	$112	$121	$133	$147
Total Liabilities	52	45	37	30	23
Total Liabilities and Equity	96	112	121	133	147

Cash Flow Summary

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Cash Flow from Operations	$16	$16	$16	$19	$21

Total Capital Expenditures	(1)	(1)	(1)	(1)	(1)
Dividends Paid	0	0	(8)	(8)	(8)

Free Cash Flow	15	15	7	11	12

The non-GAAP financial measures included in the Projections in the table above are not calculated in accordance with GAAP. As disclosed in the Company’s SEC filings, the Company’s management regularly uses supplemental non-GAAP financial measures internally to understand and manage the Company’s business. The Company’s management believes that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the underlying factors and trends affecting both the Company’s performance and its cash-generating potential.

The following table provides a reconciliation of the non-GAAP financial measures included in the table above to the most comparable projected financial measure calculated in accordance with GAAP.

GAAP to Non-GAAP Reconciliation

Unaudited (in millions)	2015E	2016E	2017E	2018E	2019E
Reconciliation of Operating Income (GAAP):	$14	$16	$18	$20	$22
Non-GAAP adjustments
Pension Expense(1)	2	2	1	1	1
Depreciation and amortization	1	1	1	1	1
Stock Compensation Expense(2)	1	1	1	1	1

Adjusted EBITDA (non-GAAP)	18	20	21	23	25

(1)	Pension expense is calculated in accordance with Accounting Standards Codification (“ASC”) Topic 715.
(2)	Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of Accounting Standards Codification (“ASC”) Topic 718.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 28, 2014 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2015 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements with respect to the Transactions. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include, but are not limited to: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger, including approvals under the HSR Act; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information, including the Projections.

The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares into the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that potential stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser in connection with the Offer.

Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date hereof and you are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase dated August 5, 2015, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on August 5, 2015 (the “Schedule TO”).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(3)	Form of Letter of Transmittal for Employee Restricted Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO.

(a)(6)	Letter to Stockholders of Magnetek, Inc., dated August 5, 2015.

(a)(7)	Opinion of Goldman, Sachs & Co. to the Board of Directors of Magnetek, Inc., dated July 26, 2015, incorporated by reference to Annex A to this Schedule 14D-9.

(a)(8)	Text of press release issued by Parent and the Company, dated July 26, 2015, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2015.

(e)(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among Parent, the Purchaser and the Company, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2015.

(e)(2)	Confidentiality Agreement, dated as of April 2, 2015, by and between the Company and Parent, incorporated by reference to Exhibit (d)(3) to the Schedule TO.

(e)(3)	Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015, by and between the Company and Parent, incorporated herein by reference to Exhibit (d)(4) of the Schedule TO.

(e)(4)	Form of Letter Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2015

Magnetek, Inc.

By:	/s/ Marty J. Schwenner
Marty J. Schwenner
Vice President and Chief Financial Officer

ANNEX A

WRITTEN OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

July 26, 2015

Board of Directors

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin 53051

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Magnetek, Inc. (the “Company”) of the $50.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of July 26, 2015 (the “Agreement”), by and among Columbus McKinnon Corporation (“Columbus”), Megatron Acquisition Corp., a wholly owned subsidiary of Columbus (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $50.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Columbus or Acquisition Sub and dissenting shares) will be converted into the right to be paid $50.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Columbus, any of their respective affiliates and third parties, including Fundamental Global Investors, LLC, a significant stockholder of the Company (“Fundamental”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the majority of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, Columbus, Fundamental and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Fundamental and its affiliates from time to time and may have invested in limited partnership units of affiliates of Fundamental from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the

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Shares; reviewed the financial terms of certain recent business combinations in the industrial electrical equipment industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, including an indication of interest for a transaction provided by a third party at a higher price per Share in cash than in the Transaction, which indication of interest you have advised us you have determined not to pursue due to certain risks and uncertainties; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the $50.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Columbus or the ability of the Company or Columbus to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co.
(GOLDMAN, SACHS & CO.)

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Common Stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Common Stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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